UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: February 13, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX ANNOUNCES NET PROFITS OF $56.0 MILLION OR $1.50 PER SHARE IN 4Q25 AND $226.9 MILLION OR $6.11 PER SHARE IN 2025

PANAMA CITY, REPUBLIC OF PANAMA, FEBRUARY 12, 2026

Bladex (NYSE: BLX, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the Fourth Quarter (“4Q25”) and Full-year (“FY25”) ended December 31, 2025.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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FINANCIAL & BUSINESS HIGHLIGHTS
•Solid profitability, with Net Profits reaching $56.0 million in 4Q25 (+9% YoY) and $226.9 million in FY25 (+10% YoY), fostered by continued business growth, strengthened revenue generation and disciplined credit-risk and cost management.
•Adjusted Annualized Return on Equity (“ROE”) stood at 14.2% for 4Q25 and 15.8% for FY25, reflecting the impact of interest rate cuts implemented by the FED since 2024. Including the effect of the AT1 issuance completed in late September 2025, the ROE reached 13.4% in 4Q25 and 15.4% in FY25.
•Net Interest Income (“NII”) improved to $70.8 million in 4Q25 (+6% YoY) and $271.2 million in FY25 (+5% YoY), mostly driven by higher average business volumes. Net Interest Margin (“NIM”) stood at 2.39% for 4Q25 (-4bps YoY) and 2.36% for FY25 (-11bps YoY), reflecting lower base rates and increased market liquidity driving competitive pricing and margin compression, which was partially offset by improved funding costs driven by deposit growth, as well as pricing discipline.
•Strong fees and non-interest income at $18.0 million for 4Q25 (+57% YoY) and $68.4 million for FY25 (+54% YoY), stemming from record level performance of the Bank’s core trade-finance and structuring activities, together with strong strategic execution and broader revenue diversification, as derivatives income and secondary-market loan activity have become an increasingly important source of revenue stream.
•Well-managed Efficiency Ratio of 30.9% for 4Q25 and 26.7% in FY25, a slight increase YoY due to higher operating expenses from ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, and headcount growth to strengthen execution capabilities.
•Credit Portfolio reached new all-time high at $12,599 million as of December 31, 2025 (+12% YoY), resulting from:
◦Commercial Portfolio EoP balances reaching a peak of $11,184 million at the end of 4Q25 (+11% YoY), reflecting strong growth across all products lines.
◦Investment Portfolio of $1,415 million (+19% YoY), mostly consisting of investment-grade securities outside of Latin America held at amortized cost, further enhancing country and credit-risk diversification and providing contingent liquidity funding.
•Healthy asset quality, with most of the credit portfolio (98.2%) remaining low-risk or Stage 1 at the end of 4Q25. Stage 2 exposures decreased to 1.5% of the portfolio at the end of 4Q25, reflecting credit quality improvement on country upgrades and scheduled repayments, while a single exposure deteriorated to Stage 3. Impaired credits or Stage 3 principal balance totaled $38.7 million or 0.3% of total Credit Portfolio, with a reserve coverage of 2.8x.
•Solid and diversified deposit base, reaching $6,604 million at the end of 4Q25 (+22% YoY), representing 62% of the Bank’s total funding sources (+8pp YoY). The Bank also maintained ample and constant access to interbank and debt capital markets, most recently denoted by the reopening of $2 billion MXN bond issued in December 2025 in the Mexican capital market.
•Strong Liquidity position at $1,911 million, or 14.9% of total assets as of December 31, 2025, mostly consisting of deposits placed with the Federal Reserve Bank of New York (91%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios resulted in 17.4% and 15.5% at the end of 4Q25, respectively, both well above internal targets and regulatory minimum, providing ample headroom for capital deployment following the successful execution of the Bank’s inaugural AT1 issuance in late September 2025.
•Increased common dividend to $0.6875 per share for the 4Q25 up from $0.625 per share. The 10% dividend increase reflects the Bank’s record financial performance in 2025 and underscores its continued commitment to delivering attractive shareholder returns while maintaining financial strength and flexibility.

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FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	4Q25	3Q25	4Q24	2025	2024
Key Income Statement Highlights
Net Interest Income ("NII")	$70.8	$67.4	$66.9	$271.2	$259.2
Fees and commissions, net	$14.5	$14.1	$11.9	$59.0	$44.4
Gain (loss) on financial instruments, net	$3.2	$0.9	$(0.6)	$8.2	$(0.5)
Other income, net	$0.4	$0.4	$0.2	$1.1	$0.5
Total revenues	$88.8	$82.8	$78.4	$339.6	$303.6
Impairment losses on financial instruments	$(5.4)	$(6.5)	$(4.0)	$(22.1)	$(17.3)
Operating expenses	$(27.4)	$(21.3)	$(22.9)	$(90.6)	$(80.5)
Profit for the period	$56.0	$55.0	$51.5	$226.9	$205.9
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.50	$1.48	$1.40	$6.11	$5.60
Return on Average Equity (“ROE”) (2)	13.4%	14.9%	15.5%	15.4%	16.2%
Adjusted ROE excluding other equity instruments (3)	14.2%	15.1%	15.5%	15.8%	16.2%
Return on Average Assets (ROA) (4)	1.8%	1.8%	1.8%	1.9%	1.9%
Net Interest Margin ("NIM") (5)	2.39%	2.32%	2.44%	2.36%	2.47%
Net Interest Spread ("NIS") (6)	1.68%	1.64%	1.69%	1.67%	1.75%
Efficiency Ratio (7)	30.9%	25.8%	29.2%	26.7%	26.5%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (8)	$12,599	$12,286	$11,224	$12,599	$11,224
Commercial Portfolio (9)	$11,184	$10,872	$10,035	$11,184	$10,035
Investment Portfolio	$1,415	$1,414	$1,189	$1,415	$1,189
Total assets	$12,786	$12,498	$11,859	$12,786	$11,859
Total equity	$1,679	$1,646	$1,337	$1,679	$1,337
Market capitalization (10)	$1,660	$1,712	$1,309	$1,660	$1,309
Tier 1 Capital to Risk-Weighted Assets (Basel III – IRB) (11)	17.4%	18.1%	15.5%	17.4%	15.5%
Capital Adequacy Ratio (Regulatory) (12)	15.5%	15.8%	13.6%	15.5%	13.6%
Total Assets / Total Equity (times)	7.6	7.6	8.9	7.6	8.9
Liquid Assets / Total Assets (13)	14.9%	15.5%	16.2%	14.9%	16.2%
Credit-impaired loans to Loan Portfolio (14)	0.4%	0.2%	0.2%	0.4%	0.2%
Impaired credits (15) to Credit Portfolio	0.3%	0.2%	0.2%	0.3%	0.2%
Total Allowance for Losses to Credit Portfolio (16)	0.8%	0.8%	0.8%	0.8%	0.8%
Total Allowance for Losses to Impaired credits (times) (16)	2.8	5.4	5.0	2.8	5.0
RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of loans – principal balance (or the “Loan Portfolio”), amounted to $9,181 million at the end of 4Q25, representing an increase of 5% QoQ and 10% YoY, as the Bank selectively deployed balance-sheet capacity following the AT1 issuance, driven by longer-tenor transactions with attractive risk-adjusted returns. In addition, contingencies and acceptances amounted to $2,003 million at the end of 4Q25 (-6% QoQ; +21% YoY), complementing loan growth and supporting solid client demand and commercial activity across the Region.

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Consequently, the Bank’s Commercial Portfolio reached an all-time high of $11,184 million at the end of 4Q25, with increases of 3% from $10,872 million in the prior quarter and of 11% from $10,035 million a year ago, highlighting a well-executed growth strategy aligned with prudent capital management. In addition, the average Commercial Portfolio balance totaled $10,738 million in 4Q25 (+1 QoQ and +12% YoY) and $10,537 million in FY25 (+16% YoY).

As of December 31, 2025, 67% of the Commercial Portfolio was scheduled to mature within a year and trade finance transactions accounted for 53% of the Bank’s short-term original book.

Weighted average lending rates stood at 7.05% in 4Q25 (-29bps QoQ; -85bps YoY) and 7.33% in FY25 (-100bps YoY), reflecting the impact of lower USD market-based interest rates and ample market liquidity driving competitive pricing.

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Bladex maintains well-diversified exposures across countries and industries. At the end of 4Q25, Guatemala represents the largest country-risk exposure of the total Commercial Portfolio at 15%, followed by Mexico at 12%, Brazil at 11%, Colombia and Dominican Republic at 10% each, and exposure to top-rated countries outside of Latin America at 8%, which relates to transactions carried out in the Region. As of December 31, 2025, 36% of the Commercial Portfolio was geographically distributed in investment grade countries.

Exposure to the Bank’s traditional client base comprising financial institutions represented 27% of the total, while sovereign and state-owned corporations accounted for another 14%. Exposure to corporates accounted for the remainder 59% of the Commercial Portfolio, comprised of top-tier clients well diversified across sectors, with the most significant exposures in Oil & Gas (Integrated) at 12%, Electric Power at 10%, Food and Beverage at 9%, Oil & Gas (Downstream) and Other Manufacturing Industries at 5% each, of the Commercial Portfolio at the end of 4Q25.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country.

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Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of loans measured at FVTPL; (v) reversals (impairment losses) of financial instruments; and (vi) direct and allocated operating expenses.

(US$ million)	4Q25	3Q25	4Q24	QoQ (%)	YoY (%)	2025	2024	YoY (%)
Commercial Business Segment:
Net interest income	$63.8	$60.0	$59.4	6%	7%	$242.5	$231.0	5%
Non-interest income, net	15.1	15.3	12.2	-1%	24%	62.8	45.4	38%
Total revenues	78.9	75.3	71.6	5%	10%	305.2	276.4	10%
Impairment losses on financial instruments	(5.5)	(6.5)	(4.3)	15%	-29%	(22.3)	(17.9)	-24%
Operating expenses	(21.4)	(16.8)	(17.8)	-27%	-20%	(71.4)	(64.0)	-12%
Profit for the segment	$52.0	$52.0	$49.5	0%	5%	$211.6	$194.5	9%
Commercial Segment Profit totaled $52.0 million in 4Q25 (stable QoQ and +5% YoY) and $211.6 million in FY25 (+9% YoY). The increases were mostly driven by strong top line performance in NII coupled with strengthened fee and commissions and secondary-market loan income generation, offsetting the effects of higher operating expenses and impairment losses on financial instruments.

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TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of the principal balances of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements.

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,911 million as of December 31, 2025, compared to $1,934 million as of September 30, 2025, and $1,918 million as of December 31, 2024, highlighting the Bank’s proactive and prudent liquidity management approach in response to higher interest-bearing assets, also conforming with Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 14.9%, 15.5% and 16.2%, respectively, while the liquidity balances to total deposits ratio was 29%, 28% and 35%, respectively. As of December 31, 2025, 91% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”).

Investment Portfolio

The Investment Portfolio, focused on further diversifying credit-risk exposures and providing contingent liquidity funding, amounted to $1,415 million in principal amount as of December 31, 2025, stable from the previous quarter and up 19% from a year ago. As of December 31, 2025, 91% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window, and $69 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

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Funding

The Bank’s principal sources of funds are the principal balances of deposits, borrowed funds and floating and fixed rate debt placements. As of December 31, 2025, total net funding amounted to $10,727 million, representing an increase of 3% compared to $10,372 million a quarter ago, and of 8% compared to $9,978 million a year ago, as the Bank continues to diversify its funding base aligned with the ongoing commercial strategic initiatives.

The Bank obtains deposits from central banks, as well as from multilaterals, commercial banks, brokers and corporations primarily located in the Region. The principal balance of deposits amounted to $6,604 million at the end of 4Q25 (-3% QoQ and +22% YoY), representing 62% of total funding sources, despite the usual year-end seasonality, supported by effective cross-selling efforts, highlighting the change in the funding structure towards higher reliance in deposits.

As of December 31, 2025, the Bank’s Yankee CD program totaled $1,500 million, or 14% of total funding sources, further diversifying the deposit base and providing granularity and complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 35% of total deposits at the end of 4Q25.

Funding through the principal balance of short and medium-term borrowings and debt, net of transaction costs increased 18% QoQ and decreased 8% YoY to $3,993 million at the end of 4Q25. The Bank’s ample and constant access to interbank and debt capital markets is clearly evidenced through public debt issuances in Mexico and Panama, coupled with private debt issuances placed in different markets primarily in Asia, Europe, the United States and Latin America. Funding through the principal balance of securities sold under repurchase agreements (“Repos”) reached $130 million at the end of 4Q25 (-7% QoQ; -39% YoY).

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The Bank's funding sources are well diversified across geographies and currencies. In addition, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. Funding obtained in other currencies is hedged with derivatives to avoid any currency mismatch.

Weighted average funding costs resulted in 4.69% in 4Q25 (-25bps QoQ; -69bps YoY) and 4.93% in FY25 (-69bps YoY), mainly due to higher reliance on deposits, preserving margin discipline and funding stability, and the effect of lower USD market-based interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities, gain (loss) on intermediary derivatives and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	4Q25	3Q25	4Q24	QoQ (%)	YoY (%)	2025	2024	YoY (%)
Treasury Business Segment:
Net interest income	$7.0	$7.4	$7.5	-6%	-7%	$28.7	$28.3	2%
Non-interest income (expense), net	2.9	0.1	(0.7)	3885%	534%	5.6	(1.0)	656%
Total revenues	9.9	7.5	6.8	32%	45%	34.4	27.2	26%
Reversals (impairment losses) on financial instruments	0.1	0.0	0.2	646%	-54%	0.1	0.6	-79%

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(US$ million)	4Q25	3Q25	4Q24	QoQ (%)	YoY (%)	2025	2024	YoY (%)
Operating expenses	(6.0)	(4.5)	(5.1)	-32%	-18%	(19.2)	(16.5)	-16%
Profit for the segment	$4.0	$3.0	$2.0	35%	105%	$15.3	$11.4	34%
The Treasury Business Segment recorded $4.0 million profit for 4Q25 (+35% QoQ; +105% YoY) and $15.3 million profit for FY25 (+34% YoY). The quarterly and yearly increases were mainly associated with other income from the sale of financial instruments and the proactive management of excess liquidity in foreign currency positions, together with an efficient cost of funds and active liquidity management, offsetting higher operating expenses.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	4Q25	3Q25	4Q24	QoQ (%)	YoY (%)	2025	2024	YoY (%)
Net Interest Income
Interest income	$190.9	$193.7	$197.4	-1%	-3%	$768.5	$785.0	-2%
Interest expense	(120.2)	(126.3)	(130.5)	-5%	-8%	(497.3)	(525.8)	-5%
Net Interest Income ("NII")	$70.8	$67.4	$66.9	5%	6%	$271.2	$259.2	5%

Net Interest Spread ("NIS")	1.68%	1.64%	1.69%			1.67%	1.75%

Net Interest Margin ("NIM")	2.39%	2.32%	2.44%			2.36%	2.47%
NII increased 5% QoQ and 6% YoY to $70.8 million in 4Q25. For the year ended December 31, 2025, NII increased 5% to $271.2 million. Solid NII levels continue to be supported by a steady increase in average business volumes, disciplined pricing, a well-matched repricing profile and prudent liquidity levels, together with a strong deposit base allowing for an efficient cost of funds, offset the impact of margin compression from high USD market liquidity and the impact of lower reference rates, which added pressure to interest rate margins. As a result, NIM stood at 2.39% in 4Q25 and at 2.36% for FY25.

NON-INTEREST INCOME
Non-Interest Income comprises Fees and Commissions, net, including revenues associated with the letter of credit business and guarantees, credit commitments, structuring services, loan intermediation and distribution in the primary market, and other commissions, net of expenses; gains (losses) on financial instruments, net, including gains from the sales of financial instruments, as well as unrealized gains or losses on fair value valuations; and other income, net.

(US$ million)	4Q25	3Q25	4Q24	QoQ (%)	YoY (%)	2025	2024	YoY (%)
Fees and commissions
Letters of credit and guarantees	8.4	8.9	6.9	-5%	22%	31.8	26.5	20%
Structuring services	3.4	1.9	3.7	80%	-8%	17.7	10.2	73%
Credit commitments	3.4	4.0	1.6	-14%	115%	11.6	7.7	50%
Other fees and commissions income	0.0	0.2	0.1	-80%	-14%	0.8	1.0	-20%
Total fee and commission income	15.3	15.0	12.3	2%	25%	61.9	45.5	36%
Fees and commission expenses	(0.9)	(0.9)	(0.4)	5%	-116%	(2.9)	(1.1)	-170%
Fees and Commissions, net	$14.5	$14.1	$11.9	3%	22%	$59.0	$44.4	33%
Gain on financial instruments, net
Loans	0.4	0.9	0.2	-55%	114%	2.6	0.3	730%
Investment securities	2.2	2.1	0.3	4%	613%	1.6	0.1	2474%
Derivatives - intermediation	0.5	0.6	0.0	-28%	n.m.	1.1	0.0	n.m.
Other financial instruments	0.1	(2.8)	(1.1)	104%	111%	2.8	(0.9)	426%

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(US$ million)	4Q25	3Q25	4Q24	QoQ (%)	YoY (%)	2025	2024	YoY (%)
Gain (loss) on financial instruments, net	3.2	0.9	(0.6)	264%	617%	8.2	(0.5)	1805%
Other income, net	0.4	0.4	0.2	-11%	85%	1.1	0.5	126%
Total other income, net	18.0	15.4	11.5	18%	57%	68.4	44.4	54%
Non-interest income reached $18.0 million in 4Q25 (+18% QoQ; +57% YoY) and totaled $68.4 million in FY25 (+54% YoY). The increases were mainly driven by strong fees and commissions generation (+3% QoQ and +22% YoY; +33% YoY) stemming from record level performance of the Bank’s core trade-finance and structuring activities, highlighted by an effective strategic execution and broader active client base. The Bank’s off-balance sheet business (letters of credit and commitments) delivered $31.8 million in FY25 (+20% YoY) supported by strong client engagement and increased transactionality, as the Bank’s trade-finance platform is now fully operational. The Bank’s loan syndication desk business delivered an all-time high performance in 2025 resulting in $17.7 million in FY25 (+73% YoY), as the Bank’s participation in project and infrastructure finance continues to expand. As the Bank continues to broaden its source of non-interest income, client derivatives and secondary-market loan activity have become increasingly an important source of revenue generating $3.7 million in FY25.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Allowance for loan losses
Balance at beginning of the period	$87.0	$81.9	$77.3	$78.2	$71.9	$78.2	$59.4
Impairment losses (reversals)	6.7	5.1	4.6	(0.9)	6.3	15.5	17.6
Recoveries (write-offs)	0.6	0.0	0.0	0.0	0.0	0.6	1.1
End of period balance	$94.3	$87.0	$81.9	$77.3	$78.2	$94.3	$78.2

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$13.3	$11.9	$11.3	$5.4	$7.4	$5.4	$5.1
(Reversals) impairment losses	(1.2)	1.4	0.5	6.0	(2.0)	6.8	0.3
End of period balance	$12.1	$13.3	$11.9	$11.3	$5.4	$12.1	$5.4

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.2	$1.2	$1.2	$1.3	$1.5	$1.3	$1.6
(Reversals) impairment losses	(0.2)	0.0	0.0	(0.1)	(0.2)	(0.3)	(0.6)
Recoveries (write-offs)	0.0	0.0	0.0	0.0	0.0	0.0	0.3
End of period balance	$1.0	$1.2	$1.2	$1.2	$1.3	$1.0	$1.3

Total allowance for Credit Portfolio losses	$107.4	$101.5	$95.0	$89.8	$84.9	$107.4	$84.9

Allowance for cash and due from banks losses	$0.2	$0.1	$0.0	$0.2	$0.0	$0.2	$0.0

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(US$ million, except percentages)	4Q25	3Q25	2Q25	1Q25	4Q24	2025	2024
Total allowance for losses	$107.6	$101.5	$95.1	$90.0	$84.9	$107.6	$84.9

(at the end of each period)
Total allowance for losses to Credit Portfolio	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%
Credit-impaired loans to Loan Portfolio	0.4%	0.2%	0.2%	0.2%	0.2%	0.4%	0.2%
Impaired Credits to Credit Portfolio	0.3%	0.2%	0.2%	0.1%	0.2%	0.3%	0.2%
Total allowance for losses to impaired credits (times)	2.8	5.4	5.1	5.3	5.0	2.8	5.0

Stage 1 Exposure (low risk) to Total Credit Portfolio	98.2%	97.2%	97.9%	97.9%	96.4%	98.2%	96.4%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	1.5%	2.6%	2.0%	2.0%	3.5%	1.5%	3.5%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0.3%	0.2%	0.2%	0.1%	0.2%	0.3%	0.2%

As of December 31, 2025, the total allowance for losses stood at $107.6 million, compared to $101.5 million the previous quarter, and $84.9 million a year ago.

The $6.1 million increase in allowance for credit losses in 4Q25 was mainly associated with increased coverage on a single client exposure from the petrochemical sector previously classified at Stage 2, resulting from the Bank’s proactive credit assessment, partially offset by recoveries and credit quality improvement on country upgrades and scheduled repayments. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 98.2% of total credits, while Stage 2 credits with increased risk since origination represented 1.5% of total credits.

As of December 31, 2025, the principal balance of impaired credits (Stage 3) increased to $38.7 million, or 0.3% of total Credit Portfolio, with ample reserve coverage, compared to $18.7 million in the previous quarter and $17.0 million a year ago. The $20.0 million increase in impaired credits (Stage 3) relates to the deterioration of a single client in the upstream gas sector, previously allocated in Stage 2 and already prudentially provisioned.

Allowances for losses associated with the Credit Portfolio represented a coverage ratio of 0.8% at the end of 4Q25. Total allowance for credit losses to impaired credits resulted in 2.8 times.

13

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	4Q25	3Q25	4Q24	QoQ (%)	YoY (%)	2025	2024	YoY (%)
Operating expenses
Salaries and other employee expenses	15.9	13.2	14.3	21%	11%	55.4	51.9	7%
Depreciation and amortization of equipment, right-of-use and leasehold improvements	0.7	0.7	0.7	7%	6%	2.9	2.5	14%
Amortization of intangible assets	0.9	0.4	0.3	167%	204%	2.0	1.1	86%
Other expenses	9.8	7.1	7.6	39%	30%	30.3	25.0	21%
Total Operating Expenses	$27.4	$21.3	$22.9	28%	20%	$90.6	$80.5	13%
Efficiency Ratio	30.9%	25.8%	29.2%			26.7%	26.5%
Operating expenses totaled $27.4 million in 4Q25 (+28% QoQ; +20% YoY) and $90.6 million in FY25 (+13% YoY). The yearly increases were mostly associated with ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation, and higher personnel to strengthen execution capabilities. The 28% quarterly increase was also attributed to seasonal year-end effects including higher variable compensation expenses aligned with full-year performance.

The Efficiency Ratio totaled 30.9% in 4Q25 and 26.7% in FY25, nearly unchanged YoY as total revenues overcompensated higher operating expenses, demonstrating the Bank’s ability to absorb strategic investments while preserving cost discipline.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Dec-25	30-Sep-25	31-Dec-24	QoQ (%)	YoY (%)
Common equity	$1,481	$1,448	$1,337	2%	11%
Other equity instruments	$198	$198	$0	0%	n.m.
Total equity	$1,679	$1,646	$1,337	2%	26%
Total assets / Total equity (times)	7.6	7.6	8.9	0%	-14%
Shares outstanding (in thousand)	37,230	37,231	36,791	0%	1%

Basel III International Framework (11)
Risk-Weighted Assets (Basel III – IRB)	$9,653	$9,078	$8,604	6%	12%
Tier 1 capital to risk weighted assets (Basel III – IRB)	17.4%	18.1%	15.5%	-4%	12%

Panama's Banking Regulation (12)
Risk-Weighted Assets	$10,823	$10,387	$9,874	4%	10%
Ordinary Common Tier 1 Capital Ratio	12.2%	12.5%	12.1%	-2%	1%
Total Common Tier 1 Capital Ratio	14.1%	14.4%	12.1%	-2%	16%
Capital Adequacy Ratio	15.5%	15.8%	13.6%	-2%	14%
The Bank’s equity mainly consists of issued and fully paid ordinary common stock, with 37.2 million common shares outstanding as of December 31, 2025. In addition, the Bank’s capital position considers the US$200 million inaugural

14

Additional Tier 1 (AT1) capital executed at the end of September 2025, registered in the Bank’s statement of financial position as other equity instruments, net of transaction costs.

As of December 31, 2025, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 17.4%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 15.5% as of December 31, 2025, well above the regulatory minimum of 9.25%. Additionally, the Bank’s Ordinary Common Tier 1 Capital Ratio, as defined by the Panama’s banking regulator, was 12.2% as of December 31, 2025, well above the regulatory minimum of 5.75%.

Recent Events:
•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.6875 per share corresponding to 4Q25. The cash dividend will be paid on March 12, 2026, to shareholders registered as of February 25, 2026.

Notes:
•Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

•QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
1.Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.
2.ROE refers to return on average stockholders’ equity which is calculated based on unaudited daily average balances.
3.ROE excluding other equity instruments refers to the adjusted net profit after AT1 distributions over average stockholders’ equity excluding other equity instruments, which is calculated based on unaudited daily average balances.
4.ROA refers to return on average assets which is calculated based on unaudited daily average balances.
5.NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.
6.NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, minus the average yield paid on interest-bearing liabilities.
7.Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
8.The Bank’s “Credit Portfolio” includes (i) loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees (or the “Loan Portfolio”); (ii) principal balance of securities at FVOCI and at amortized cost, which excludes interest receivable and allowance for expected credit losses (or the “Investment Portfolio”); and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit and guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
9.The Bank’s “Commercial Portfolio” includes loans – principal balance (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
10.Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
11.Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

15

12.As defined by the Superintendency of Banks of Panama (“SBP”) through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
13.Liquid assets consist of total cash and due from banks, excluding time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. Liquidity ratio refers to liquid assets as a percentage of total assets.
14.Loan Portfolio refers to loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
15.Impaired Credits refers to the principal balance of Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
16.Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses, allowance for investment securities losses and allowance for cash and due from banks losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

16

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 13, 2026, at 10:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:

Mr. Carlos Daniel Raad Chief Investor Relations Officer Tel: +507 366-4925 ext. 7925 E-mail: craad@bladex.com / ir@bladex.com

17

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2025	September 30, 2025	December 31, 2024	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$1,923,731	$1,959,783	$1,965,145	$(36,052)	(2)%	$(41,414)	(2)%

Investment securities	1,428,990	1,426,520	1,201,930	2,470	0	227,060	19

Loans	9,141,668	8,726,282	8,383,829	415,386	5	757,839	9

Customers' liabilities under acceptances	161,597	260,173	245,065	(98,576)	(38)	(83,468)	(34)
Trading derivative - assets	1,569	1,079	0	490	45	1,569	n.m.
Hedging derivative financial instruments - assets	69,837	64,810	22,315	5,027	8	47,522	213
Equipment, right-of-use assets and leasehold improvements, net	19,673	18,888	19,676	785	4	(3)	0
Intangible assets	10,744	11,553	3,663	(809)	(7)	7,081	193
Other assets	28,584	28,714	17,050	(130)	0	11,534	68

Total assets	$12,786,393	$12,497,802	$11,858,673	$288,591	2%	$927,720	8%

Liabilities

Customer deposits	$6,640,290	$6,879,709	$5,461,901	$(239,419)	(3)	$1,178,389	22

Securities sold under repurchase agreements	130,509	141,921	214,035	(11,412)	(8)	(83,526)	(39)
Borrowings and debt	4,030,389	3,431,121	4,388,720	599,268	17	(358,331)	(8)

Lease liabilities	18,429	18,377	19,232	52	0	(803)	(4)
Acceptance outstanding	161,597	260,173	245,065	(98,576)	(38)	(83,468)	(34)
Trading derivative - liabilities	433	406	0	27	7	433	n.m.
Hedging derivative financial instruments - liabilities	62,506	57,708	141,705	4,798	8	(79,199)	(56)
Provisions for losses on loan commitments and financial guarantee contract	12,130	13,311	5,375	(1,181)	(9)	6,755	126
Other liabilities	51,363	48,603	45,431	2,760	6	5,932	13

Total liabilities	$11,107,646	$10,851,329	$10,521,464	$256,317	2%	$586,182	6%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(97,597)	(97,581)	(105,601)	(16)	0	8,004	8
Additional paid-in capital in excess of value assigned to common stock	125,151	122,994	124,970	2,157	2	181	0
Other equity instruments	197,976	197,976	0	0	0	197,976	n.m.
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	159,093	151,469	149,666	7,624	5	9,427	6
Retained earnings	916,429	891,325	792,005	25,104	3	124,424	16
Other comprehensive income	2,505	5,100	979	(2,595)	(51)	1,526	156

Total equity	$1,678,747	$1,646,473	$1,337,209	$32,274	2%	$341,538	26%

Total liabilities and equity	$12,786,393	$12,497,802	$11,858,673	$288,591	2%	$927,720	8%
(*) "n.m."means not meaningful.

18

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2025	September 30, 2025	December 31, 2024	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$190,933	$193,680	$197,405	$(2,747)	(1)%	$(6,472)	(3)%
Interest expense	(120,173)	(126,253)	(130,468)	6,080	5	10,295	8

Net Interest Income	70,760	67,427	66,937	3,333	5	3,823	6

Other income (expense):
Fees and commissions, net	14,466	14,052	11,906	414	3	2,560	22
Gain (loss) on financial instruments, net	3,204	882	(620)	2,322	263	3,824	617
Other income, net	372	416	202	(44)	(11)	170	84
Total other income, net	18,042	15,350	11,488	2,692	18	6,554	57

Total revenues	88,802	82,777	78,425	6,025	7	10,377	13

Impairment losses on financial instruments	(5,402)	(6,482)	(4,038)	1,080	17	(1,364)	(34)

Operating expenses:
Salaries and other employee expenses	(15,902)	(13,196)	(14,314)	(2,706)	(21)	(1,588)	(11)
Depreciation and amortization of equipment, right-of-use and leasehold improvements	(743)	(697)	(700)	(46)	(7)	(43)	(6)
Amortization of intangible assets	(949)	(355)	(312)	(594)	(167)	(637)	(204)
Other expenses	(9,808)	(7,079)	(7,571)	(2,729)	(39)	(2,237)	(30)
Total operating expenses	(27,402)	(21,327)	(22,897)	(6,075)	(28)	(4,505)	(20)

Profit for the period	$55,998	$54,968	$51,490	$1,030	2%	$4,508	9%

PER COMMON SHARE DATA:
Basic earnings per share	$1.50	$1.48	$1.40
Diluted earnings per share	$1.50	$1.48	$1.40
Book value (period average)	$39.26	$38.52	$35.87
Book value (period end)	$39.77	$38.91	$36.35

Weighted average basic shares (in thousands of shares)	37,231	37,231	36,790
Weighted average diluted shares (in thousands of shares)	37,231	37,231	36,790
Basic shares period end (in thousands of shares)	37,230	37,231	36,791

PERFORMANCE RATIOS:
Return on average assets	1.8%	1.8%	1.8%
Return on average equity	13.4%	14.9%	15.5%
Net interest margin	2.39%	2.32%	2.44%
Net interest spread	1.68%	1.64%	1.69%
Efficiency Ratio	30.9%	25.8%	29.2%
Operating expenses to total average assets	0.90%	0.70%	0.80%

19

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2025	December 31, 2024	CHANGE	%
Net Interest Income:
Interest income	$768,464	$785,032	$(16,568)	(2)%
Interest expense	(497,282)	(525,821)	28,539	5

Net Interest Income	271,182	259,211	11,971	5

Other income (expense):
Fees and commissions, net	59,013	44,401	14,612	33
Gain (loss) on financial instruments, net	8,231	(483)	8,714	1,804
Other income, net	1,144	507	637	126
Total other income, net	68,388	44,425	23,963	54

Total revenues	339,570	303,636	35,934	12

Impairment losses on financial instruments	(22,119)	(17,299)	(4,820)	(28)

Operating expenses:
Salaries and other employee expenses	(55,420)	(51,923)	(3,497)	(7)
Depreciation and amortization of equipment, right-of-use and leasehold improvements	(2,854)	(2,499)	(355)	(14)
Amortization of intangible assets	(1,978)	(1,064)	(914)	(86)
Other expenses	(30,317)	(24,978)	(5,339)	(21)
Total operating expenses	(90,569)	(80,464)	(10,105)	(13)

Profit for the period	$226,882	$205,873	$21,009	10%

PER COMMON SHARE DATA:
Basic earnings per share	$6.11	$5.60
Diluted earnings per share	$6.11	$5.60
Book value (period average)	$38.04	$34.58
Book value (period end)	$39.77	$36.35

Weighted average basic shares (in thousands of shares)	37,152	36,740
Weighted average diluted shares (in thousands of shares)	37,152	36,740
Basic shares period end (in thousands of shares)	37,230	36,791

PERFORMANCE RATIOS:
Return on average assets	1.9%	1.9%
Return on average equity	15.4%	16.2%
Net interest margin	2.36%	2.47%
Net interest spread	1.67%	1.75%
Efficiency Ratio	26.7%	26.5%
Operating expenses to total average assets	0.75%	0.73%

20

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2025			September 30, 2025			December 31, 2024
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,548,440	$15,903	4.02%	$1,776,862	$19,413	4.28%	$1,636,566	$19,610	4.69%
Securities at fair value through OCI	64,071	781	4.77	98,851	1,551	6.14	98,840	1,158	4.58
Securities at amortized cost (2)	1,370,122	16,763	4.79	1,292,714	15,860	4.80	1,100,582	13,308	4.73
Loans, net of unearned interest (2)	8,740,662	157,486	7.05	8,362,075	156,856	7.34	8,093,728	163,329	7.90

TOTAL INTEREST EARNING ASSETS	$11,723,295	$190,933	6.37%	$11,530,503	$193,680	6.57%	$10,929,716	$197,405	7.07%

Allowance for loan losses	(70,822)			(70,423)			(73,044)
Non interest earning assets	402,969			670,515			525,505

TOTAL ASSETS	$12,055,442			$12,130,594			$11,382,177

INTEREST BEARING LIABILITIES
Deposits	6,416,582	$72,004	4.39%	6,266,028	$75,177	4.69%	$5,653,629	$74,977	5.19%
Securities sold under repurchase agreement	120,454	1,472	4.78	138,854	1,752	4.94	172,193	2,400	5.45
Short-term borrowings and debt	1,110,486	12,663	4.46	986,521	12,314	4.88	894,216	12,062	5.28
Long-term borrowings and debt, net (3)	2,383,065	34,034	5.59	2,617,867	37,010	5.53	2,777,677	41,029	5.78

TOTAL INTEREST BEARING LIABILITIES	$10,030,588	$120,173	4.69%	$10,009,270	$126,253	4.94%	$9,497,714	$130,468	5.38%

Non interest bearing liabilities and other liabilities	$365,371			$659,304			$564,674

TOTAL LIABILITIES	10,395,958			10,668,574			10,062,389

TOTAL EQUITY	1,659,484			1,462,020			1,319,788

TOTAL LIABILITIES AND EQUITY	$12,055,442			$12,130,594			$11,382,177

NET INTEREST SPREAD			1.68%			1.64%			1.69%

NET INTEREST INCOME AND NET INTEREST MARGIN		$70,760	2.39%		$67,427	2.32%		$66,937	2.44%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

21

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2025			December 31, 2024
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,656,259	$71,009	4.23%	$1,755,729	$92,549	5.18%
Securities at fair value through OCI	102,335	5,900	5.69	94,669	4,429	4.60
Securities at amortized cost (2)	1,234,484	59,535	4.76	1,056,357	46,377	4.32
Loans, net of unearned interest (2)	8,502,641	632,020	7.33	7,577,521	641,677	8.33

TOTAL INTEREST EARNING ASSETS	$11,495,719	$768,464	6.59%	$10,484,276	$785,032	7.36%

Allowance for loan losses	(65,305)			(64,628)
Non interest earning assets	587,875			547,685

TOTAL ASSETS	$12,018,289			$10,967,334

INTEREST BEARING LIABILITIES
Deposits	$6,133,128	$289,567	4.66%	$5,331,861	$300,890	5.55%
Securities sold under repurchase agreement	170,470	$8,485	4.91	215,255	$11,675	5.33
Short-term borrowings and debt	1,033,869	$50,730	4.84	929,812	$59,450	6.29
Long-term borrowings and debt, net (3)	2,619,326	148,500	5.59	2,734,492	153,806	5.53

TOTAL INTEREST BEARING LIABILITIES	$9,956,793	$497,282	4.93%	$9,211,420	$525,821	5.61%

Non interest bearing liabilities and other liabilities	$591,404			$485,434

TOTAL LIABILITIES	10,548,197			9,696,854

TOTAL EQUITY	1,470,092			1,270,480

TOTAL LIABILITIES AND EQUITY	$12,018,289			$10,967,334

NET INTEREST SPREAD			1.67%			1.75%

NET INTEREST INCOME AND NET INTEREST MARGIN		$271,182	2.36%		$259,211	2.47%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

22

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	YEAR ENDED	FOR THE THREE MONTHS ENDED					YEAR ENDED
	DEC 31/25	DEC 31/25	SEP 30/25	JUN 30/25	MAR 31/25	DEC 31/24	DEC 31/24
Net Interest Income:
Interest income	$768,464	$190,933	$193,680	$194,431	$189,420	$197,405	$785,032
Interest expense	(497,282)	(120,173)	(126,253)	(126,692)	(124,164)	(130,468)	(525,821)
Net Interest Income	271,182	70,760	67,427	67,739	65,256	66,937	259,211

Other income (expense):
Fees and commissions, net	59,013	14,466	14,052	19,912	10,583	11,906	44,401
Gain (loss) on financial instruments, net	8,231	3,204	882	2,161	1,984	(620)	(483)
Other income, net	1,144	372	416	230	126	202	507
Total other income, net	68,388	18,042	15,350	22,303	12,693	11,488	44,425

Total revenues	339,570	88,802	82,777	90,042	77,949	78,425	303,636

Provision for credit losses	(22,119)	(5,402)	(6,482)	(5,019)	(5,216)	(4,038)	(17,299)
Total operating expenses	(90,569)	(27,402)	(21,327)	(20,839)	(21,001)	(22,897)	(80,464)

Profit for the period	$226,882	$55,998	$54,968	$64,184	$51,732	$51,490	$205,873

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$6.11	$1.50	$1.48	$1.73	$1.40	$1.40	$5.60

PERFORMANCE RATIOS
Return on average assets	1.9%	1.8%	1.8%	2.1%	1.8%	1.8%	1.9%
Return on average equity	15.4%	13.4%	14.9%	18.5%	15.4%	15.5%	16.2%
Net interest margin	2.36%	2.39%	2.32%	2.36%	2.36%	2.44%	2.47%
Net interest spread	1.67%	1.68%	1.64%	1.70%	1.65%	1.69%	1.75%
Efficiency Ratio	26.7%	30.9%	25.8%	23.1%	26.9%	29.2%	26.5%
Operating expenses to total average assets	0.75%	0.90%	0.70%	0.69%	0.73%	0.80%	0.73%

23

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/25	DEC 31/24	DEC 31/25	SEP 30/25	DEC 31/24
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$242,452	$230,959	$63,773	$59,993	$59,415
Other income, net	62,767	45,436	15,093	15,276	12,167
Total revenues	305,219	276,395	78,866	75,269	71,582
Impairment losses on financial instruments	(22,251)	(17,930)	(5,499)	(6,495)	(4,250)
Operating expenses	(71,377)	(63,983)	(21,399)	(16,787)	(17,809)

Profit for the segment	$211,591	$194,482	$51,968	$51,987	$49,523

Segment assets	9,327,239	8,649,283	9,327,239	9,013,269	8,649,283

TREASURY BUSINESS SEGMENT:

Net interest income	$28,730	$28,252	$6,987	$7,434	$7,522
Other income (expense), net	5,621	(1,011)	2,949	74	(679)
Total revenues	34,351	27,241	9,936	7,508	6,843
Reversals (impairment losses) on financial instruments	132	631	97	13	212
Operating expenses	(19,192)	(16,481)	(6,003)	(4,540)	(5,088)

Profit for the segment	$15,291	$11,391	$4,030	$2,981	$1,967

Segment assets	3,430,570	3,192,339	3,430,570	3,455,819	3,192,339

TOTAL:

Net interest income	$271,182	$259,211	$70,760	$67,427	$66,937
Other income, net	68,388	44,425	18,042	15,350	11,488
Total revenues	339,570	303,636	88,802	82,777	78,425
Impairment losses on financial instruments	(22,119)	(17,299)	(5,402)	(6,482)	(4,038)
Operating expenses	(90,569)	(80,464)	(27,402)	(21,327)	(22,897)
Profit for the period	$226,882	$205,873	$55,998	$54,968	$51,490
Total segment assets	12,757,809	11,841,622	12,757,809	12,469,088	11,841,622
Unallocated assets	28,584	17,051	28,584	28,714	17,051
Total assets	12,786,393	11,858,673	12,786,393	12,497,802	11,858,673

24

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2025		September 30, 2025		December 31, 2024		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$365	3	$394	3	$110	1	$(29)	$255
BOLIVIA	0	0	0	0	1	0	0	(1)
BRAZIL	1,268	10	1,435	12	1,455	13	(167)	(187)
CHILE	595	5	576	5	539	5	19	56
COLOMBIA	1,174	9	826	7	1,006	9	348	168
COSTA RICA	525	4	492	4	415	4	33	110
DOMINICAN REPUBLIC	1,092	9	952	8	974	9	140	118
ECUADOR	389	3	516	4	487	4	(127)	(98)
EL SALVADOR	155	1	117	1	90	1	38	65
GUATEMALA	1,653	13	1,455	12	1,111	10	198	542
HONDURAS	129	1	179	1	216	2	(50)	(87)
JAMAICA	58	0	43	0	43	0	15	15
MEXICO	1,326	11	1,345	11	1,231	11	(19)	95
PANAMA	679	5	602	5	545	5	77	134
PARAGUAY	208	2	192	2	192	2	16	16
PERU	395	3	481	4	801	7	(86)	(406)
PUERTO RICO	22	0	26	0	32	0	(4)	(10)
SURINAME	150	1	150	1	0	0	0	150
TRINIDAD & TOBAGO	214	2	180	1	167	1	34	47
UNITED STATES OF AMERICA	990	8	1,026	8	753	7	(36)	237
URUGUAY	71	1	191	2	67	1	(120)	4
MULTILATERAL ORGANIZATIONS	97	1	77	1	99	1	20	(2)
OTHER NON-LATAM (1)	1,044	8	1,031	8	890	8	13	154

TOTAL CREDIT PORTFOLIO (2)	$12,599		$12,286	100%	$11,224	100%	$313	$1,375

INTEREST RECEIVABLE	104		109		132		(5)	(28)

UNEARNED INTEREST AND DEFERRED FEES	(35)		(31)		(31)		(4)	(4)

TOTAL CREDIT PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$12,668		$12,364		$11,325		$304	$1,343

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of December 31, 2025, “Other Non-Latam” was comprised of Canada ($74 million), European countries ($612 million) and Asian-Pacific countries ($358 million).
(2)Includes (i) loans - principal balance (or the "Loan Portfolio"); (ii) principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses; and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

25

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2025		September 30, 2025		December 31, 2024		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$365	3	$394	4	$110	1	$(29)	$255
BOLIVIA	0	0	—	0	1	0	0	(1)
BRAZIL	1,261	11	1,428	13	1,431	14	(167)	(170)
CHILE	565	5	546	5	502	5	19	63
COLOMBIA	1,159	10	770	7	991	10	389	168
COSTA RICA	517	5	484	4	407	4	33	110
DOMINICAN REPUBLIC	1,092	10	952	9	974	10	140	118
ECUADOR	389	4	516	5	487	5	(127)	(98)
EL SALVADOR	155	1	117	1	90	1	38	65
GUATEMALA	1,653	15	1,455	13	1,111	11	198	542
HONDURAS	129	1	179	2	216	2	(50)	(87)
JAMAICA	58	1	43	0	43	0	15	15
MEXICO	1,325	12	1,342	12	1,203	12	(17)	122
PANAMA	604	5	528	5	474	5	76	130
PARAGUAY	208	2	192	2	192	2	16	16
PERU	385	3	471	4	771	8	(86)	(386)
PUERTO RICO	22	0	26	0	32	0	(4)	(10)
SURINAME	150	1	150	1	0	0	0	150
TRINIDAD & TOBAGO	214	2	180	2	167	2	34	47
URUGUAY	71	1	191	2	67	0	(120)	4
OTHER NON-LATAM (1)	862	8	908	8	766	8	(46)	96

TOTAL COMMERCIAL PORTFOLIO (2)	$11,184	100%	$10,872	100%	$10,035	100%	$312	$1,149

INTEREST RECEIVABLE	89		96		118		(7)	(29)

UNEARNED INTEREST AND DEFERRED FEES	(35)		(31)		(31)		(4)	(4)

TOTAL COMMERCIAL PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$11,238		$10,937		$10,122		$301	$1,116

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of December 31, 2025, “Other Non-Latam” was comprised of United States of America ($257 million), Canada ($27 million), European countries ($426 million) and Asian-Pacific countries ($152 million).
(2)Includes loans - principal balance (or the "Loan Portfolio"), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

26

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2025		September 30, 2025		December 31, 2024		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$7	0	$7	1	$24	2	$0	$(17)
CHILE	30	2	30	2	37	3	0	(7)
COLOMBIA	15	1	56	4	15	1	(41)	0
COSTA RICA	8	1	8	1	8	1	0	0
DOMINICAN REPUBLIC	0	0	0	0	0	0	0	0
MEXICO	1	0	3	0	28	2	(2)	(27)
PANAMA	75	5	74	5	71	6	1	4
PERU	10	1	10	1	30	3	0	(20)
UNITED STATES OF AMERICA	733	52	750	53	611	51	(17)	122
MULTILATERAL ORGANIZATIONS	97	7	77	5	99	8	20	(2)
OTHER NON-LATAM (1)	439	31	399	28	266	23	40	173
TOTAL INVESTMENT PORTFOLIO (2)	$1,415	100%	$1,414	100%	$1,189	100%	$1	$226

INTEREST RECEIVABLE	15		14		14		1	1

TOTAL INVESTMENT PORTFOLIO, NET OF INTEREST RECEIVABLE	$1,430	100%	$1,428	100%	$1,203	100%	$2	$227

(1)Risk in highly rated countries outside the Region. As of December 31, 2025, “Other Non-Latam” was comprised of Canada ($47 million), European countries ($206 million) and Asian-Pacific countries ($186 million).
(2)Includes principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

27

Bladex

BLX
LISTED
NYSE

4Q25
Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief investor Relations Officer
craad@bladex.com
Panama

Diego Cano

VP investor Relations
dcano@bladex.com
+5076282-5856

28